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                                                                 EXHIBIT (a)(14)

From: Naveen Jain
Sent: Tuesday, January 15, 2002 11:54 AM

Subject: Good News

Last month we said we'd continue to look for ways to motivate you to help us realize the full potential of InfoSpace. We heard from you through the November exchange program that you valued the grant of stock options made in February 2001 -- as you may recall, our intent with those one-time February 2001 option grants (strike price of $3.65 per share) was to try to address the issue of underwater options in the face of an unfavorable market. We also heard that you were interested in receiving compensation that can be used to assist with short-term cash flow.

Since then, we made a grant of restricted stock to U.S.-based employees that may assist with your cash flow. We've also been looking at ways to provide a longer-term incentive to reward your continued contribution to the growth and development of the company.

As many of you are aware from attending the informational sessions related to the proposed exchange program in November, we do not believe that we have enough stock options under our current plans to make meaningful grants to employees. We also have a significant overhang of older, out-of-the-money options outstanding. As a result, we've had to look at creative ways to fund an option grant.

We are very pleased to announce that we have designed an exchange offer that accomplishes the objective of offering a meaningful stock option grant. We are offering eligible U.S. employees the opportunity to receive one option for every ten Eligible Options surrendered. For the purposes of this offering, "Eligible Options" are outstanding, unexercised options (whether or not vested) from any active InfoSpace-administered stock option plan with a per share exercise price equal to or greater than $10.00. In addition, U.S.-based employees are also eligible for an additional compensatory grant of options in conjunction with the exchange.

Due to accounting and securities considerations, we expect that these options will be granted in mid-August and will have a new strike price equal to the closing price of our stock on the grant date. You may have heard of these type of offerings as "six-months-and-a-day exchanges" or something similar. Your options will be 25% vested upon grant and then vest monthly thereafter over a three-year period. Unlike the previous offer to exchange late last year, there is no pre-determined participation threshold that must be met. You will receive additional information about the exchange and the compensatory options from your manager very shortly.

We want you to be in a position to benefit from the value created as we build InfoSpace to be a great company. We are delighted to be able to make this exchange offer. Thank you for the tremendous effort you made during 2001 to position us for success in 2002 and the years to come!

More detail regarding the exchange offer as well as downloadable versions of the exchange documents will be available later today on the intranet (The Bridge) (http://bridge.inspinc.ad/).

PLEASE NOTE: Be sure to attend one of the informational sessions. The first informational sessions are at 1:00 p.m. and 2:00 p.m. today, January 15, 2002, on the 20th floor of Key Center, with more sessions to follow.

Happy New Year!